NovaGold
Corporate Report 2010
Back to Basics

World-class portfolio of North American gold and copper-gold projects

Ambler
100% NovaGold
Copper-zinc-gold-silver
Exploration property
Rock Creek
100% NovaGold
Constructed gold mine
On care and maintenance
ALASKA
Donlin Creek
50/50 with Barrick Gold
34 Mozs gold reserves
YUKON TERRITORY
NORTHWEST TERRITORIES
Galore Creek
50/50 with Teck Resources
13 Blbs copper, 12 Mozs gold
BRITISH COLUMBIA

Back to Basics

With superior assets, a strong balance sheet
and experienced partners, NovaGold is focused
on advancing its world-class projects toward
permitting and production.

1

NovaGold Corporate Report 2010

Letter to Shareholders

2009 was a year of reflection, review and refocus. Through numerous strategy meetings, NovaGold’s senior team evaluated the Company’s progress over the last 11 years, identifying our strengths and areas where we need to improve. The result is a focused strategy to systematically advance our portfolio of world-class projects through permitting and construction and into production.

The “back to basics” theme of this year’s corporate report reflects a desire to refocus on our strengths: identifying promising, high-quality projects, expanding deposits through exploration success and forging strong partnerships. I believe we have excelled in our ability to identify promising projects and make timely, strategic acquisitions. Our exploration team is arguably one of the best in the business. We have increased our resource base from 500,000 ounces of gold in 1998 to more than 17 million ounces of gold reserves today. In addition, the Company has 14 million ounces of gold resource in other categories, plus 150 million ounces of silver and 9 billion pounds of copper. Our focus on strategic acquisitions and our exploration success has served our shareholders well.

As a junior mining company, we recognize the need for partnerships and collaboration to achieve our goal of becoming a mid-tier producer. We have forged strong relationships with excellent business partners, creating a 50/50 partnership with Barrick Gold at Donlin Creek and a 50/50 partnership with Teck Resources at Galore Creek. By working together from the management committees right down to the technical level, each partner brings a different set of skills to the project, with the senior partners offering extensive construction and operations expertise and NovaGold bringing its exploration and community engagement experience to the partnerships.

We continue to enjoy strong, positive relationships with the First Nations and Alaskan Native groups at all of our projects. We take great pride in our commitment to responsible mining and work hard to bring tangible, long-lasting benefits to all of our community partners. NovaGold will continue to nurture these relationships to ensure local communities benefit financially and socially as our projects advance toward permitting and construction.

The decision to initiate a sustainability reporting process reflects our desire to achieve best-in-class performance in all aspects of our business. The sustainability report summarizes our sustainability commitments and performance and should allow for enhanced dialogue with our community partners and shareholders. Our sustainability responsibilities and commitment to bring value to local communities and shareholders at each stage of project development is described in more detail on pages 16 and 17 of this report.

2	Letter to Shareholders

Back to Basics

“The back to basics theme of this
year’s corporate report reflects a
desire to refocus on our strengths.”

Advancing our Projects
We continue to believe that advancing our assets toward production will bring the greatest return to NovaGold shareholders. NovaGold’s share of production from Donlin Creek alone would make the Company one of the largest mid-cap gold producers. With the additional gold and copper production potential from our Galore Creek project and the exploration potential at our Ambler copper-zinc-gold-silver project, we offer superior leverage to the gold and copper markets, as illustrated on pages 14 and 15 of this report.

Our 50%-owned Donlin Creek gold project is advancing toward permitting and we have identified the potential to further enhance profitability. While the 2009 feasibility study showed a project with very respectable operating costs, preliminary optimization studies now show the potential to reduce power costs, which make up 25% of projected operating costs, by using natural gas as the primary power source. We will work with Barrick to complete the gasline studies and then revise the project feasibility study, with the objective of filing permit applications by the end of 2011.

A pre-feasibility study is underway for our 50%-owned Galore Creek copper-gold-silver project. We have identified a preferred project design that we believe meets our objectives of expanding throughput, relocating the project facilities to allow for easier construction and future expansion, and reducing the risks associated with construction and operations. We will have new capital cost estimates as well as permitting, construction and production timelines when the pre-feasibility study is completed in the first half of 2011. Completion of the pre-feasibility study is also expected to add additional gold, silver and copper reserves to our portfolio.

At our Rock Creek gold project we have made significant improvements to managing water at the mine site and believe we will meet all of our permit requirements for 2010. We are reviewing Rock Creek with a team of engineers and industry experts to determine the best way to build shareholder value with this project. At Ambler we are evaluating new exploration targets and initiating the engineering and environmental studies required to complete a pre-feasibility study. We believe this promising high-grade copper-zinc-gold-silver project has the potential to be another world-class discovery.

Looking Ahead
NovaGold was one of the top performing gold and copper equities in 2009, significantly outperforming the gold price and gold indices over calendar 2009 and in the first quarter of 2010. NovaGold has a reserve/resource base comparable to many of the world’s most prominent producers, a portfolio of projects in low-risk mining-friendly jurisdictions, and experienced senior operating partners. With our demonstrated track record of consistent increases to our reserve/resource base and the substantial advancement of our properties, I believe the market will continue to recognize the long-term potential and underlying value of our Company.

The US$175 million financing that we completed in March 2010 further underscored the value of our projects. Two of the most respected investors in the gold sector, Paulson and Soros, took significant positions in the Company, a vote of confidence that was well received by the market. With the completion of these investments we are well financed for the next two to three years. Through the execution of our business strategy and the careful stewardship and development of our projects, NovaGold is committed to adding both near-term and long-term value for our shareholders.

Finally, I would like to thank all of our shareholders for their continued support. Our employees, management team and Board of Directors remain committed to NovaGold and our shareholders. Their dedication, hard work and expertise have led to NovaGold’s success as an industry-leading growth company.

Rick Van Nieuwenhuyse
President & CEO
Letter to Shareholders	3

NovaGold Corporate Report 2010

Recent Achievements

Growth

•	Increased Donlin Creek gold reserves by 15% to 33.6 million ounces (100% basis)
•	Acquired 100% of Ambler copper-zinc-gold-silver exploration property
•	US$175 million equity financing positioned the Company to broaden our shareholder base, advance our existing portfolio of projects and consider new growth opportunities

Partnerships

•	Three new strategic shareholders:
	-	Electrum Strategic Resources US$75 million (23.6%) [1]
	-	Paulson & Co. US$100 million (8.3%) [2]
	-	Soros Fund Management US$75 million (7.8%) [3]
•	Strong relationships with Alaskan Native and First Nation groups at all projects
•	Working with Barrick and Teck to advance Donlin Creek and Galore Creek

Advancing our Projects

•	Donlin Creek
	-	Renegotiated and extended Calista lease, secured additional native-owned lands to accommodate planned project development
	-	Completed preliminary optimization studies to evaluate potential to bring a source of natural gas to the project to reduce power costs
•	Galore Creek
	-	Continued road work during 2009
	-	Optimized project design by maximizing throughput rate and reducing construction and operating risk
•	Rock Creek
	-	Extensive improvements to water management structures to enhance our ability to meet all permit requirements in 2010

*	Holdings as at Q1-2010.
[1]	Financing completed in January 2009.
[2]	Financing completed in March 2010 with several investment funds managed by Paulson & Co. Inc.
[3]	Financing completed in March 2010 with Quantum Partners Ltd., a private investment fund managed by Soros Fund Management.

4	Recent Achievements

Back to Basics

Corporate Objectives

Build a premier growth-focused precious metals company

✓	Complete equity financings to ensure our ability to advance our projects and consider new opportunities

•	Maximize shareholder returns and outperform equity indices

•	Identify and evaluate high-quality opportunities that could enhance shareholder value

•	Use synergies of our partners’ experience and NovaGold’s exploration expertise and community reputation to advance each project

Donlin Creek

✓	Complete optimization studies – bringing natural gas to the project could reduce power costs and provide additional cost reduction opportunities
•	Revise feasibility study to include natural gas option and prepare for permitting
•	Submit permit applications by end of 2011
•	Focus on relationship with regulators and local communities as the project advances toward permitting

Galore Creek

✓	Complete mine plan update using higher copper and gold prices and optimized project design
✓	Initiate pre-feasibility study, completion targeted for first half of 2011
•	Maintain and improve existing infrastructure and access road
•	Continue community engagement and dialogue with regulators as the project advances toward permitting

Rock Creek

✓	Protect investment and infrastructure with care and maintenance plan
•	Meet all environmental and permit requirements in 2010
•	Determine path forward to maximize shareholder value

Ambler

•	Work with State of Alaska, Alaskan Native corporations and local communities to identify sustainable infrastructure and access plan
•	Complete environmental, engineering and technical studies to prepare for pre-feasibility study and better realize true potential of Ambler district

Operational Excellence

✓	Publish first sustainability report
•	Streamline the Company and carefully manage cash to ensure financial stability
•	Strive for best-in-class performance across all departments and at all operations

Corporate Objectives	5

NovaGold Corporate Report 2010

Superior Assets

Donlin Creek
Donlin Creek is one of the world’s largest undeveloped gold deposits, owned and operated by Donlin Creek LLC (“DCLLC”), which is owned equally by NovaGold and Barrick Gold U.S. Inc. Based on the 2009 project feasibility study, Donlin Creek is expected to be one of just a handful of gold mines worldwide that produces more than one million ounces of gold annually, making it a true world-class asset. Based on the current 33.6 million ounce gold reserves, the anticipated mine life is approximately 25 years with a mill throughput of 53,500 tonnes per day.

The 2009 feasibility study estimated total cash costs for the first full 5 years of operation at US$394/oz using a combination of wind and diesel power. DCLLC has since completed preliminary optimization studies to evaluate the potential of bringing a source of natural gas to the project by building a pipeline from the Cook Inlet to the mine site. Using natural gas rather than diesel to generate on-site power could result in a reduction of power costs, which represent approximately 25% of the projected total operating costs at Donlin Creek. The capital cost of the pipeline could be partially offset by cost savings from elimination of the wind cogeneration facility, the potential for a shorter access road and a significant reduction in requirements for diesel storage, with some additional cost reduction opportunities. The potential impact of the pipeline option on capital and operating costs will be addressed in a revision to the project feasibility study. The pipeline studies and feasibility study revision will likely take 12 to 18 months, positioning the project to file permit applications by the end of 2011.

In 2009, NovaGold was the co-recipient of the Thayer Lindsley Award for its role in the discovery of the Donlin Creek deposit. Since acquiring an interest in the Donlin Creek project in 2001, exploration activities have more than tripled the size of the project’s resource base. The current reserve/resource is contained within only a small portion of the overall property and NovaGold believes there is considerable potential to expand the gold resource at Donlin Creek. Numerous other targets have been identified along the 8-Km-long (5 mile) mineralized trend. Defined by surface sampling and widespread historical drill holes containing significant gold values, these targets remain highly prospective for future discovery.

The 32,600 hectare (80,600 acre) property includes both Alaska state claims and private land leased for mining from two Alaskan Native corporations: Calista Corporation (subsurface rights) and The Kuskokwim Corporation (surface rights). Donlin Creek is proud to maintain a high local hire rate at the project, with the majority of contractors and employees coming from local communities. DCLLC works with Calista through its subsidiary, Chiulista Camp Services, to develop the regional workforce, providing training opportunities that encourage community members to develop new skills and advance to senior positions at site. DCLLC will continue to work closely with regulators, its Alaskan Native partners and local communities to ensure all stakeholders are informed and engaged as the project advances.

33.6M	4.3M
ozs gold reserves	ozs gold M&I resource

4.4M	2.2 g/t
ozs gold inferred resource	average reserve grade
NovaGold’s share is 50%

6	Superior Assets

Back to Basics

Galore Creek
Galore Creek is one of the world’s largest undeveloped copper-gold-silver deposits, owned equally by NovaGold and Teck Resources and managed by the Galore Creek Mining Corporation (“GCMC”). Since acquiring Galore Creek in 2003, NovaGold’s exploration team has more than tripled the size of the project’s resource base. With 786 million tonnes of good-grade copper-gold-silver porphyry measured and indicated resource, 523 million tonnes of inferred resource and a number of untested targets, there remains considerable potential to increase the resource base at Galore Creek.

NovaGold and Teck have completed a number of optimization studies with the objective of expanding throughput, relocating the project facilities to allow for easier construction and future expansion, and reducing the risks associated with construction and operations. Significant changes to the original design include: increasing throughput to potentially 90,000 tonnes per day, a 40% increase from the original design; realigning the tunnel and access road; relocating the tailings facility to allow for construction of a conventional tailings dam; and relocating the processing facilities to allow for future expansion.

GCMC has initiated a pre-feasibility study for the project that will provide updated capital cost estimates as well as a permitting and construction timeline, with completion targeted for the first half of 2011. Completion of the pre-feasibility study is also expected to add reserves to NovaGold’s portfolio, increasing the value of the Galore Creek project for NovaGold’s shareholders. Some components of the revised plan, such as the mill and tailings location, would require amendments to existing permits. The majority of permits required for road construction remain in good standing and road work has continued during the 2008 and 2009 summer seasons, establishing access to Km 40 of the proposed 90-Km road. GCMC will continue with road work as the project moves through the feasibility stage, with the objective of shortening the construction timeline and largely eliminating the need for helicopter support.

The Galore Creek property comprises 118,900 hectares (298,840 acres) of British Columbia mineral claims located within Tahltan Nation traditional territory. Since NovaGold initiated work on the Galore Creek project in 2003 the project has received a high level of support from local communities, First Nation groups and the British Columbia Government. In February 2006, NovaGold entered into a comprehensive Participation Agreement with the Tahltan Nation, ensuring collaboration between both parties for mine planning, mine operation and environmental protection. GCMC, NovaGold and Teck continue to work closely with the Tahltan Nation, and nearly 65% of project employees and contractors are Tahltan members. Under the terms of the Galore Creek partnership agreement, Teck is funding all costs until it completes its financial earn-in for the project. As a result, NovaGold expects to have no funding obligations in 2010 for the Galore Creek project.

8.9B	4.0B	0.5%
lbs copper M&I resource	lbs copper inferred resource	average copper grade

7.3M	4.9M	0.3 g/t
ozs gold M&I resource	ozs gold inferred resource	average gold grade
NovaGold’s share is 50%

Superior Assets	7

NovaGold Corporate Report 2010

Rock Creek
Nome Operations comprises three projects located near the town of Nome, Alaska: Rock Creek, Big Hurrah and Nome Gold. NovaGold holds title to patented mining claims covering approximately 6,360 hectares (15,700 acres), with additional lands leased from Alaskan Native corporations, including Bering Straits Native Corporation, Sitnasuak Native Corporation and Solomon Native Corporation, bringing NovaGold’s total property position to more than 30,500 hectares (75,400 acres). With an original acquisition price in 1999 of just over US$5 million, Nome Operations has consistently contributed $1 to $3 million in annual cash flow from its sand-and-gravel and land business.

The Rock Creek mine would be the first open-pit “hardrock” mine on the Seward Peninsula, an area with significant historical production in excess of 10 million ounces from alluvial gold deposits. Rock Creek sits along the Bering Sea on the southern shore of the Seward Peninsula. Located only 12 Km (8 miles) from the town of Nome, Alaska, the project has brought significant benefits to Nome and surrounding communities through direct employment and training opportunities as well as service-related businesses. Nome has a relatively dry climate, easily accessible terrain and established infrastructure, with roads providing year-round access to the Rock Creek property.

The Rock Creek mine was designed as a 7,000 tonnes-per-day conventional open-pit year-round operation, expected to produce approximately 100,000 ounces of gold per year once in operation. Construction at Rock Creek commenced in the summer of 2006. Commissioning start-up and systems testing began in September 2008 but was subsequently suspended in November 2008 as a result of mechanical and electrical start-up issues coupled with the global financial crisis.

NovaGold placed the project on care and maintenance to protect the infrastructure and investment at the property and has worked diligently with engineers and regulators to remedy water management issues resulting from the suspension of operations. The Rock Creek team has made significant improvements to water management on site to ensure it continues to meet all permit requirements and environmental responsibilities. NovaGold is working with a team of industry experts to assess the development options at Rock Creek to determine the best way to bring value from this project. We expect to present a path forward decision document to regulators in Q4-2010.

0.5M	1.9M
ozs gold reserves	ozs gold M&I resource

0.3M	1.6 g/t
ozs gold inferred resource	average gold grade
NovaGold’s share is 100%

8	Superior Assets

Back to Basics

Ambler
In January 2010, NovaGold purchased 100% of the Ambler project from Kennecott, a subsidiary of Rio Tinto. NovaGold acquired its initial interest in Ambler in 2004, forming a joint venture with Rio Tinto through which NovaGold could earn a 51% interest in the property. With the decision to acquire 100% of the property, NovaGold’s exploration team is focused on expanding the Ambler resource and working with local communities and Alaskan Native corporations to develop this promising high-grade copper-zinc-gold-silver property.

The Ambler property comprises 36,670 hectares (90,600 acres) of patented, State of Alaska and Federal BLM mining claims, covering a major portion of the precious-metal-rich Ambler volcanogenic massive sulfide (“VMS”) belt. VMS deposits generally form in clusters, like pearls on a string, and the district contains a number of deposits with identified historical resources.

The Arctic deposit is the most advanced deposit on the property. With 17 million tonnes grading 4% copper, 6% zinc, 0.8 g/t gold and 60 g/t silver, and an additional 12 million tonnes of inferred resources, Arctic ranks among the largest and richest known VMS deposits in the world based on both total contained metal and value per tonne metrics. On an equivalent metal basis, the average metal content exceeds 8% copper equivalent.

NovaGold has a solid record of identifying exploration opportunities and bringing value to shareholders by expanding resources through exploration success. NovaGold feels there is excellent potential to expand the existing resources at the Arctic deposit and locate new high-quality resources in nearby areas, as well as identify new exploration targets in the district.

During 2010, NovaGold will continue to hold community meetings in the Ambler region to discuss the project and identify a development path that includes the local communities and NANA Corporation, the regional Alaskan Native corporation. Work at the property will focus on initiating the environmental and engineering studies necessary to complete a pre-feasibility engineering study to assess project economics. NovaGold will continue to work closely with the Kobuk River villages, the Northwest Arctic Borough, NANA Corporation and the State of Alaska to discuss and evaluate development alternatives for the project.

1.5B	2.2B	.45M	32M
lbs copper M&I resource	lbs zinc M&I resource	ozs gold M&I resource	ozs silver M&I resource

0.9M	1.3B	.26M	19M
lbs copper inferred resource	lbs zinc inferred resource	ozs gold inferred resource	ozs silver inferred resource
NovaGold’s share is 100%

Superior Assets	9

NovaGold Corporate Report 2010

Superior Partnerships

NovaGold recognizes the value of strong partnerships at its projects, both with local communities and at the operating level. We recognize exploration and partnering as our core competencies, and will continue to leverage this strength for future growth. As a junior mining company, we acknowledge the need for partnerships and collaboration to achieve our goal of becoming a mid-tier producer, and have forged strong relationships with experienced and respected business partners. By working together from the management committee right down to the technical committees and site level, each partner brings a different set of skills to the project, with the senior partners offering extensive construction and operations expertise and NovaGold bringing its exploration and community engagement experience to the partnership.

Barrick Gold
At the end of 2007, NovaGold and Barrick Gold U.S. Inc., a subsidiary of Barrick Gold, formed the Donlin Creek LLC to oversee development of the Donlin Creek gold project. DCLLC is owned equally by both partners, with full participation by both companies in all aspects of project development. Barrick is the world’s largest gold mining company, with a strong balance sheet and a portfolio of 26 operating mines worldwide. Barrick brings an incredible wealth of project development, construction and operations experience to the project. As an industry leader, Barrick is committed to upholding the highest environmental and social standards at its projects, and shares NovaGold’s commitments to the Calista Corporation and other community stakeholders.

Teck Resources
NovaGold and Teck Resources created the Galore Creek Mining Corporation in 2007 as equal partners committed to developing the Galore Creek copper-gold-silver project. Teck is Canada’s largest diversified mining, mineral processing and metallurgical company and is one of the world’s largest base metal producers, with a portfolio of 13 mines worldwide. Teck is funding all expenditures at the project until it completes its financial earn-in, at which point both partners will contribute equally. Teck is committed to responsible mining and mineral development and is well respected in the mining industry for its sustainability initiatives.

Communities
Acceptance and support for mining projects must be earned. NovaGold approaches local communities before beginning exploration work, informing them of our plans and soliciting feedback. This early-stage involvement results in a collaborative working relationship between NovaGold and its stakeholders. In addition, NovaGold seeks to bring tangible, long-lasting benefits to all of its community partners in the form of training and employment opportunities, service business contracts and participation agreements that ensure local communities benefit financially and socially as the project advances.

In February 2006, NovaGold entered into a comprehensive Participation Agreement with the Tahltan Nation at its Galore Creek project, ensuring collaboration for mine planning, mine operation and environmental protection. NovaGold will continue to nurture this relationship as the project advances through feasibility and toward permitting and construction. NovaGold entered into a similar agreement with Calista Corporation at its Donlin Creek project, and the Galore Creek and Donlin Creek partnerships continue to uphold these participation agreements. NovaGold also has land use agreements with the Sitnasuak and Bering Straits Corporations at its Rock Creek project, and will work with NANA Corporation to establish a mutually beneficial agreement at its Ambler project.

To improve our disclosure regarding sustainability commitments and performance and to allow for enhanced dialogue with our community partners, we have published our first sustainability report and are committed to continually improving our sustainability reporting process. Additional information regarding NovaGold’s community partnerships can be found in our sustainability report and on our website.

10	Superior Partnerships

Experienced Team

From left to right: Doug Nicholson, Mike Stammers, Sharon Olmstead, Scott Petsel, Gil Leathley, Rick Van Nieuwenhuyse, Elaine Sanders, Kevin Francis, Sacha Iley, John Odden, Rhylin Bailie, Joe Piekenbrock, Alex Tong.

NovaGold’s management team brings decades of experience in all aspects of exploration, development, finance and project management. Rick Van Nieuwenhuyse, President & CEO, founded NovaGold in 1998 with the objective of creating a mid-tier gold-producing company. Rick’s business model focuses on four main steps: 1. Identify high-quality assets and make strategic, timely acquisitions. 2. Use exploration expertise to expand existing deposits. 3. Advance the projects to a feasibility level to bring reserves to the Company and value to shareholders. 4. Create strong partnerships with well-respected senior producers to advance the projects to production. By systematically executing this four-step business model, NovaGold has three world-class assets in its portfolio, two of which are advancing toward production with senior partnerships in place, and one that provides an exciting exploration opportunity for NovaGold’s team.

Corporate Values

Safety	For employees and contractors, for local communities, for the environment
Respect	For the environment, for each other, for a work/life balance, for the cultural integrity of communities
Integrity	Guided by our Code of Ethics in every situation, at every level of the Company
Accountability	For our commitments to sustainability and environmental performance, to shareholders, to employees, to the communities in which we work, to the mining industry
Communication	Open communication within the Company, with shareholders, with local communities; open and transparent reporting; transfer of knowledge and expertise
Growth	Economic growth, reserve/resource growth, growth through innovation, growth through improving policies and practices
Empowerment	Empowering individuals and communities to be their best; every employee makes a difference, every employee will be heard; local communities have the ability to influence mine planning and operations
Initiative	Encouraging innovation and initiative to continually improve processes and performance at every level of the Company
Sustainability	Environmental, financial, social

Experienced Team	11

NovaGold Corporate Report 2010

Exploration Success

NovaGold’s growth and success in creating shareholder value can largely be attributed to our experienced exploration team and our ability to forge collaborative partnerships with Alaskan Native and First Nation groups, local communities, major mining companies and regulators. Our track record in identifying new opportunities and expanding our reserve/resource base is one of the best in the industry.

Our exploration team is responsible for recognizing and pursuing opportunities that fit NovaGold’s business strategy, and turning these opportunities into world-class deposits through focused exploration campaigns. Our exploration team has consistently expanded the Company’s resource base, adding 17 million ounces of gold reserves and on average more than 2.4 million ounces of gold resources every year for the last 13 years. At total acquisition and discovery costs of less than $4 per ounce of gold, these discovery rates far surpass industry averages and will continue to be a major catalyst for NovaGold’s growth.

NOTE: Reflects 50% ownership of Donlin Creek, 50% of Galore Creek, 100% of Nome Operations and 100% of Ambler. Resource estimate updated as of March 2010. Based on gold-equivalent resources assuming a price of US$847/oz for gold and US$17/oz for silver. See “Cautionary Notes Reserve & Resource Estimates”.

12	Exploration Success

Back to Basics

NovaGold’s business strategy is to use its exploration expertise to identify promising properties, make timely acquisitions and expand the project through exploration success. When the project is advanced to the point of feasibility, NovaGold looks for a senior operating partner to provide construction and operation expertise, reducing project risk while retaining significant upside for the Company and its shareholders as the project advances toward production.

NovaGold continues to expand its resource base, reduce risk and create value as it advances each project along the development pipeline. NovaGold’s team conducts focused exploratory and expansion drill programs at each project to expand the resource base and identify new deposits. Next follows a process of detailed engineering and environmental assessment, culminating in completion of a feasibility study that converts resources to reserves and provides the basis for permitting applications and a construction decision. Risk is reduced at each phase of development by increasing certainty that a resource will be economically viable and that production can be achieved, adding value by reducing technical, permitting and operating risk as projects advance.

NovaGold’s Donlin Creek and Galore Creek projects are extremely rare in terms of contained metal. Despite significant increases to exploration activities and expenditures worldwide in a rising metals market, there have been few significant new discoveries. Industry data show that 76% of gold projects worldwide have less than one million ounces of gold resource. Only 1% of gold projects globally host more than 20 million ounces of gold resource. With 42 million ounces of gold in all categories, Donlin Creek is truly a giant in the industry. And even though Galore Creek is considered a copper project by most investors, at 12 million ounces of gold in all categories it is also in the top 2% of global gold deposits.

And these projects have the potential to get bigger. The existing resource base at Donlin Creek is contained within 3 Km of a district that extends for more than 8 Km (5 miles), offering significant potential to expand both the resource base and the mine life with future exploration. Numerous deposits have been identified at Galore Creek, again offering the opportunity for resource expansion and an extended mine life. NovaGold’s Ambler district hosts a number of identified deposits along the 160-Km (100 mile) metal belt that contains the high-grade Arctic deposit. While the near-term focus at Donlin Creek and Galore Creek is to advance the projects toward production, NovaGold will continue to leverage its exploration expertise to expand the resource base at Ambler and seek to add ounces of gold and pounds of copper at all of its projects.

GLOBAL GOLD DEPOSITS – CONTAINED METAL

* Source: Metals Economics Group.

Exploration Success	13

NovaGold Corporate Report 2010

Superior Leverage
to Gold and Copper

As a development-stage company with a world-class portfolio of projects, NovaGold offers exceptional leverage to both the gold and copper markets. NovaGold believes its projects trade at a discount today from where they will be valued as they approach, and eventually achieve, production. And each step along the development pipeline is a potential revaluation trigger. Beginning with discovery, followed by resource definition and exploration success, engineering and environmental studies and completion of a feasibility study, initiating permitting, starting construction, and starting mine commissioning—each of these project milestones should bring additional value to NovaGold’s shareholders.

With more than 17 million ounces of gold reserves and an additional 14 million ounces of gold resources, each 10 shares of NovaGold represents 1.2 ounces of gold to the investor. NovaGold also offers significant leverage to the copper market. With more than 9 billion pounds of copper resources, each 10 shares of NovaGold represents 315 pounds of copper to the investor. It is this leverage that drives investment into mining equities versus other investment opportunities. Furthermore, as metals prices rise, reserves and resources typically expand. For example, at NovaGold’s Donlin Creek project, a $100 increase in the price of gold increased the project’s reserve base by 15%.

Gold outperformed nearly all other asset classes in 2008 and its strength continued through 2009, with a strong fourth quarter rally to a record high of US$1,218.25 in December. And gold looks strong again in 2010, with the fundamentals in place to support continued gold strength. With interest rates approaching all-time lows, soaring levels of government debt and the prospects of higher inflation, investors may continue to look to gold as an investment option with significant upside. Copper performed well in 2009 and the first quarter of 2010, increasing from US$1.39/lb at the beginning of 2009 to US$3.51/lb at the end of April 2010. Silver actually outperformed gold in 2009, with a 55% price increase compared to gold’s 25% increase.

14	Superior Leverage

Back to Basics

Superior Exposure to
Rising Metals Demand

Gold
Gold is traditionally seen as a financial safe haven, and its use as an international currency makes it unique among commodities. Investors around the globe are purchasing gold to safeguard their savings, as demonstrated by a 333% increase in world investment demand in 2009. At the same time, gold’s functional use in jewelry, electronics and other industrial applications increases demand. While gold supply increased slightly in 2009 as a result of higher prices, global demand will likely continue to outstrip supply, with few significant new discoveries and increasingly long development timelines for new projects.

Copper
Copper is the third most important metal in terms of global production and consumption, with a presence in virtually all industries around the globe. Copper demand continues to rise as developing countries become more urbanized and increase their demand for construction and infrastructure development, technology, automobiles and other products that depend on copper supply. Demand from infrastructure development and urbanization in Asia in particular is expected to be a significant driver for the copper market. There is no real substitute for copper, which is also used extensively in green technologies such as hybrid vehicles.

Silver
Historically, silver demand was built on three main pillars: industrial use, photography and jewelry and silverware. While silver is still used extensively in these areas, modern technology has revealed a remarkable range of electrical, mechanical, optical and medical applications that rely on silver. In addition, investment demand for silver increased 200% in 2009, accounting for 15% of overall global silver demand.

* Represents NovaGold’s share of reserves/resources at all of its projects. Source: GFMS Limited reports,
World Gold Council, The Silver Institute, London Bullion Market Association, London Metal Exchange.

Superior Exposure	15

NovaGold Corporate Report 2010

Committed to Creating
Value by Mining Responsibly

NovaGold is committed to upholding the highest environmental and social standards while delivering the financial growth its shareholders and partners expect. NovaGold strives to be an industry leader for responsible and innovative resource development, considering the long-term benefits and impacts at each of its projects.

16	Committed to Creating Value

Back to Basics

As NovaGold systematically advances each of its products toward production, the Company focuses on upholding its sustainability commitments while creating value for its shareholders and community partners. NovaGold has specific responsibilities and commitments at each stage of project development. And each stage of development offers unique opportunities for community engagement and to create value for stakeholders.

Committed to Creating Value	17

NovaGold Corporate Report 2010

Reserves & Resources

RESERVES
Property	Resource	Tonnes	In Situ Grade
% Ownership	Category	Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %
Donlin Creek (1) approximately 0.74 g/t Au Cutoff	Proven	7.0	2.46
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Probable	460.7	2.23
	Total P&P	467.7	2.23
Rock Creek (2) 0.6 g/t Au Cutoff	Probable	7.8	1.30
100% Ownership
Big Hurrah (2) 1.33 g/t Au Cutoff	Probable	1.2	4.82
100% Ownership
Total Proven Reserves		7.0	2.46
Total Probable Reserves		469.7	2.22
Total Proven and Probable Reserves		476.7	2.23

RESOURCES
Property	Resource	Tonnes	In Situ Grade
% Ownership	Category	Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %
Donlin Creek (3)(4) approximately 0.74 g/t Au Cutoff	Measured	0.2	6.61
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Indicated	39.6	3.34
	Total M&I	39.8	3.36
	Inferred	58.4	2.35
Galore Creek (3)(5) 0.21% CuEq Cutoff	Measured	4.7	0.37	4.41	0.52
50% Ownership - 50% Owned By Teck Resources Limited	Indicated	781.0	0.29	4.88	0.52
	Total M&I	785.7	0.29	4.87	0.52
	Inferred	357.7	0.18	3.69	0.36
Copper Canyon (3)(6) 0.35% CuEq Cutoff	Inferred	164.8	0.54	7.15	0.35
60% Ownership - NovaGold interest held in trust for
the Galore Creek Partnership	Total Inferred	522.5	0.29	4.79	0.35
Rock Creek (3)(7) 0.6 g/t Au Cutoff	Measured
100% Ownership	Indicated	7.7	1.21
	Total M&I	7.7	1.21
	Inferred	0.6	1.09
Big Hurrah (3)(8) 1.0 g/t Au Cutoff	Measured
100% Ownership	Indicated	0.9	2.68
	Total M&I	0.9	2.68
	Inferred	0.2	2.97
Ambler (3)(9) $100 Gross Metal Value / Tonne Cutoff	Measured
100% Ownership	Indicated	16.8	0.83	59.63	4.14	6.03	0.94
	Total M&I	16.8	0.83	59.63	4.14	6.03	0.94
	Inferred	11.9	0.67	48.37	3.56	4.99	0.80
		m3	g/m3
		Millions
Nome Gold (3)(10) 0.20 g/m3 Au Cutoff	Measured	79.1	0.32
100% Ownership	Indicated	83.8	0.28
	Total M&I	162.9	0.30
	Inferred	30.6	0.27
Total Proven & Probable Reserves Contained Metal
Total Measured & Indicated Resources Contained Metal (Exclusive of Reserves)
Total Inferred Resources Contained Metal

18	Reserves and Resources

Back to Basics

Proven and Probable Reserves, Measured, Indicated and Inferred Resources for Gold (Au), Silver (Ag), Copper (Cu), Zinc (Zn) and Lead (Pb) (1) as at March 12, 2010.

Total Contained Metal					NovaGold Net Share After Earn-Ins
Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb
0.55					0.28		0.28
33.04					16.52		16.52
33.59					16.80		16.80
0.32					0.32		0.32

0.19					0.19		0.19

0.55					0.28		0.28
33.55					17.03		17.03
34.10					17.31		17.31

Total Contained Metal					NovaGold Net Share After Earn-Ins
Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb
0.04					0.02		0.02
4.25					2.13		2.13
4.29					2.15		2.15
4.41					2.21		2.21
0.06	0.67	54.1			0.03	0.34	0.04	27.0
7.21	122.42	8,872.3			3.61	61.21	4.83	4,436.1
7.27	123.09	8,926.3			3.64	61.55	4.87	4,463.2
2.06	42.49	2,858.3			1.03	21.24	1.45	1,429.1
2.86	37.91	1,160.0			1.72	22.75	2.17	696.0

4.92	80.40	4,018.3			2.74	43.99	3.63	2,125.1

0.29					0.29		0.29
0.29					0.29		0.29
0.02					0.02		0.02

0.08					0.08		0.08
0.08					0.08		0.08
0.02					0.02		0.02

0.45	32.29	1,538.2	2,237.1	350.3	0.45	32.29	1.10	1,538.2	2,237.1	350.3
0.45	32.29	1,538.2	2,237.1	350.3	0.45	32.29	1.10	1,538.2	2,237.1	350.3
0.26	18.57	936.9	1,313.1	210.0	0.26	18.57	0.63	936.9	1,313.1	210.0

0.80					0.80		0.80
0.76					0.76		0.76
1.56					1.56		1.56
0.25					0.25		0.25
34.10					17.31		17.31
13.94	155.38	10,464.6	2,237.1	350.3	8.16	93.83	10.05	6,001.4	2,237.1	350.3
9.88	98.97	4,955.2	1,313.1	210.0	5.50	62.57	6.76	3,062.1	1,313.1	210.0

Reserves and Resources	19

Notes

1.	These reserve and resource estimates have been prepared in accordance with NI 43-101 and the CIM Definition Standards. See “Cautionary Notes Reserve and Resource Estimates”.

2.	See numbered footnotes below on reserve and resource information. Reserves and resources shown in the right-hand columns are reported as net values to NovaGold.

3.	AuEq - gold equivalent is calculated using gold and silver in the ratio of gold + silver ÷ (US$847 Au ÷ US$17 Ag), 2007–2009 average metal prices.

4.	Sums may not agree due to rounding.

Reserve and Resource Footnotes

(1)

The basis for the cut-off grade was an assumed gold price of US$825/oz. The reserve estimate for Donlin Creek is based on the technical report titled “Donlin Creek Gold Project, Alaska, USA, NI 43-101 Technical Report” dated April 1, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The reserve estimate was updated in March 2010 by an independent engineering firm under the supervision of the Donlin Creek LLC to include additional drilling and reflect an increase in long-term gold price assumptions from those used in 2009. The increase in reserves is expected to extend the mine life from 21 years to 25 years at the feasibility production rate, and does not materially change the feasibility study that was approved by the Donlin Creek LLC in 2009.

(2)

The basis for the cut-off grade was an assumed gold price of US$500/oz. The reserve estimates for Rock Creek and Big Hurrah are based on the technical report titled “Technical Report, Rock Creek and Big Hurrah Project” dated February 21, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(3)

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources are in addition to measured and indicated resources. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. See “Cautionary Notes Reserve and Resource Estimates”.

(4)

A variable cut-off grade has been estimated based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties. Resources are constrained within a Lerchs-Grossman (LG) open-pit shell using the long-term metal price assumption of US$900/oz of gold. Assumptions for the LG shell included pit slopes variable by sector and pit area: mining cost is variable with depth, averaging US$2.08/t mined; process cost is calculated as the percent sulfur grade x US$2.7948 + US$12.82; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, gold recovery is assumed to be 89.5%. The resource estimate for Donlin Creek is based on the technical report titled “Donlin Creek Gold Project, Alaska, USA, NI 43-101 Technical Report” dated April 1, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The resource estimate was updated in March 2010 by an independent engineering firm under the supervision of the Donlin Creek LLC to include additional drilling and reflect an increase in long-term gold price assumptions from those used in 2009.

(5)

The copper-equivalent (CuEq) grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 ÷ US$1.55 ÷ Cu Recovery. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in U.S. dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of Cu US$/lb = 1.550, Au US$/oz = 650, Ag US$/oz = 11. Cu Recovery = Recovery for copper based on mineral zone and total copper grade. The cut-off grade is based on assumptions of offsite concentrate and smelter charges and onsite plant recovery and is used for break-even mill feed/waste selection. The resource estimate for Galore Creek is based on the technical report titled “Galore Creek Property NI 43-101 Technical Report” dated January 25, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(6)

The copper equivalent (CuEq) calculations use metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. CuEq calculations reflect gross metal content that have been adjusted for metallurgical recoveries based on the following criteria: copper recovery = (%Cu – 0.06)/%Cu with a minimum of 50% and maximum of 95%; gold recovery = (Au g/t – 0.14)/Au g/t with a minimum of 30% and maximum of 80%; and silver recovery = 80%. The resource estimate for Copper Canyon is based on the technical report titled “Geology and Resource Potential of the Copper Canyon Property” dated February 9, 2005, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(7)

The basis for the cut-off grade was an assumed gold price of US$950/oz. The resource estimate for Rock Creek was completed by Kevin Francis, P.Geo., a qualified person as defined by NI 43-101 and an employee of the Company. This resource estimate was disclosed in a NovaGold press release dated April 15, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(8)

The basis for the cut-off grade was an assumed gold price of US$500/oz. The resource estimate for Big Hurrah is based on the technical report titled “Technical Report, Rock Creek and Big Hurrah Project” dated February 21, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(9)

Based on the US$100 gross metal value/tonne cutoff. Gross metal value was calculated based on metal prices of Cu US$2.25/lb, Zn US$1.05/lb, Au US$525/oz, Ag US$9.5/ oz and Pb US$0.55/lb applied to each individual grade. The gross metal value is equal to the sum of each grade multiplied by the value of the metal unit. No metallurgical recovery has been applied. The resource estimate for the Arctic deposit is based on the technical report titled “NI 43-101 Technical Report on Resources, Ambler Project, Arctic Deposit” dated February 12, 2008 with an effective date of January 31, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(10)

Nome Gold resource is an alluvial deposit, which is reported in cubic meters rather than tonnes, and grams/cubic meter rather than grams/tonne. 85,000 ounces contained within the reported resources may be subject to a royalty. The resource estimate for Nome Gold is based on the technical report titled “Technical Report, Nome Placer Property” dated September 12, 2006, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Qualified Persons
DONLIN CREEK	Kirk Hanson, P.E., AMEC	GALORE CREEK	Kevin Francis, P.Geo, NovaGold Resources Inc.	ROCK CREEK	Sean Ennis, P.Eng., Norwest Corporation
	Gordon Seibel, M.AusIMM, AMEC	COPPER CANYON	James Gray, P.Eng., GR Technical Services Ltd.		Kevin Francis, P.Geo, NovaGold Resources Inc.
	Alexandra Kozak, P.Eng., AMEC		Robert Morris, P.Geo, Hatch Ltd.	BIG HURRAH	Sean Ennis, P.Eng., Norwest Corporation
Gregory Wortman, P.Eng., AMEC
			G.H. Giroux, P.Eng., Giroux Consultants Ltd.	NOME GOLD	Bruce Davis, Ph.D., FAusIMM, Norwest Corporation
		AMBLER	Russ White, P.Geo., SRK Consulting		Robert Sim, P.Geo., Norwest Corporation

20	Notes

Cautionary Notes

This corporate report should be read in conjunction with NovaGold’s annual information form for the year ended November 30, 2009, which is filed with the Canadian Securities Regulatory Authorities and available at www.sedar.com, NovaGold’s annual report on form 40-F which is filed with the United States Securities and Exchange Commission and available at www.sec.gov, and other information released by NovaGold and filed with the appropriate regulatory agencies.

Stock exchange compliance
NovaGold has disclosed the significant differences between its corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE-AMEX on the Company’s website at www.novagold.net.

Forward-looking statements
This report contains certain forward-looking statements concerning anticipated developments in NovaGold’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; ability to commence, or in the case of Rock Creek, recommence commissioning and start-up; exploration results and budgets; mineral reserve and resource estimates; work programs; capital expenditures; timelines; strategic plans; market prices of precious and base metals; possible outcome or merits of litigation; or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for the cooperation of Barrick Gold and Teck Resources to advance the Donlin Creek and Galore Creek project, respectively; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; uncertainties involved in the Company’s outstanding litigation, including the possibility of appeal, the possible discovery of new evidence or acceptance of new legal theories and the difficulty of predicting the decision of judges and juries; and other risks and uncertainties disclosed in NovaGold’s annual information form for the year ended November 30, 2009, which is filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F which is filed with the United States Securities and Exchange Commission (“SEC”), and other information released by NovaGold and filed with the appropriate regulatory agencies.

Reserve and resource estimates
This report and other information released by NovaGold uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards. Kevin Francis, P.Geo., Vice President Technical Services of NovaGold and a qualified person as defined by National Instrument 43-101, has reviewed the technical information contained within this report.

NovaGold Resources Inc.	Telephone: 604 669 6227	www.novagold.net
2300 – 200 Granville Street	Toll-free: 1 866 669 6227	NYSE-AMEX / TSX: NG
Vancouver, British Columbia	Facsimile: 604 669 6272
Canada V6C 1S4	Email: info@novagold.net

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